Rule 17g-1 - Bonding of Officers and Employees of
                Registered Management Investment Companies

17g-1(g)(1)(ii)(c): Statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond


J.P. Morgan Series Trust II		$900,000
JPMorgan Institutional Trust		$2,300,000
Pacholder High Yield Fund, Inc.		$600,000


The premium required for the addition of Pacholder is paid for the period
April 11, 2008 to December 17, 2008. The original bond premium for J.P. MOrgan Series Trust II & JPMorgan Institutional Trust is paid for the period
December 17, 2007 to December 17, 2008.